[Britton & Koontz letterhead]

March 2, 2010

VIA EDGAR

Mr. Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Britton & Koontz Capital Corporation (“the Company”)
           Form 10-Q for the Period Ended September 30, 2009
           File No. 001-33009

Dear Mr. Vaughn:

In response to your letter dated February 16, 2010, we submit the following supplemental information that will further explain our disclosures in the document referenced above.  We will include the requested information in future filings and have included a draft of the disclosures had they been included in the filings in question.

In connection with the Company’s responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After reviewing this information, if you have additional comments, please let me know.

Sincerely,

/s/ William M. Salters
William M. Salters
Chief Financial Officer

Form 10-Q for the period ended September 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition – Investment Securities

As of September 30, 2009, there were 12 securities included in held-to-maturity and 7 securities included in available-for-sale with fair values below book value.

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
Held-to-Maturity:
Obligations of
State and Political Subdivisions (12)	$480,200	$(3,226)	$4,553,275	$(127,609)	$5,033,475	$(130,835)
Total	$480,200	$(3,226)	$4,553,275	$(127,609)	$5,033,475	$(130,835)

Available for Sale:
Obligations of
State and Political Subdivisions (7)	$1,413,471	$(64,024)	--	--	$1,413,471	$(64,024)
Total	$1,413,471	$(64,024)	--	--	$1,413,471	$(64,024)

The unrealized losses in the Company’s investment portfolio, caused by interest rate increases, are not credit issues and are deemed to be temporary.  Cash flows from the mortgage-backed securities are guaranteed by the full faith and credit of the United States or by an agency of the United States government.  The Company also has the ability to hold these securities until maturity; the Company does not have the intent to sell, and more likely than not will not be required to sell, these securities prior to maturity.  Thus the Company is not required to record any loss on the securities.

Asset Quality

Our proposed disclosures in response to each item of comment are as follows:

2a.
In the fourth quarter of 2009, the Company hired a certified real estate appraiser to oversee the internal appraisal review process.  Also, effective January 1, 2010, the Company adopted a new policy that governs the ordering, scope, independence and review of real estate appraisals used in the lending function, which is designed to reduce the Company’s risks in real estate secured loans.

Under the new policy, with respect to the renewal of any loan over $50,000, our lenders may use commercial real estate appraisals or complying evaluations performed by external, competent professional appraisers dated no more than two years prior to the date of the renewal.  Appraisals older than two years but less than five years may be reused but are subjected to heightened internal scrutiny to maintain appropriate lending margin and knowledge of the collateral.

The new policy and related procedures also extend to impaired loan situations.   However, in the context of default, renewals, and restructures of impaired loans, any number of circumstances may dictate that either we obtain updates to existing appraisal or we undertake completely new appraisals of the collateral, regardless of the age of the existing appraisal. These circumstances include, among other things, the following: the receipt and analysis of additional financial information from the borrower; a negative change in the scope or timing of a project or guarantor; or an unacceptable payment pattern.  In determining specific exposures on impaired commercial real estate loans, and therefore the amount and timing of the provision for loan losses with respect thereto, the Company focuses primarily on recent, detailed collateral information obtained through appraisal updates or new appraisals, as the case may be. In addition to collateral information, the Company considers the financial strength and character of the guarantors along with the past performance history and nature of the business.  Finally, the Company evaluates the general economic climate as well as the nature of the credit and the specific line of business of the borrower.

In foreclosures situations, the Bank obtains independent appraisals.  Foreclosed properties are moved to Other Real Estate at the appraised value less sales commission and related marketing costs.  The remaining balance of the impaired loan is charged off.

2b.
When the Company determines that a loan is nonperforming or impaired through its ongoing loan review process or, less frequently, receives notice of the occurrence of events impacting the collectability of a loan, its emphasis promptly shifts to the evaluation of the loan collateral.  The evaluation of such collateral involves input from several parties within the bank:  loan review, credit administration, the in-house appraisal review officer, and the relevant lending officer.  Following such input, the Company’s chief credit policy officer makes the final determination regarding whether to order new appraisals of the real estate collateral or an update to an existing appraisal.  Write-downs and charge-offs resulting from the credit review and collection processes are reviewed monthly by the independent members of the board of directors.  There is typically no significant timing difference in ordering appraisals and the recognition of provision or related charge-off.

2c.
The Company has not yet had to address a situation where an external appraisal, or an update to an existing appraisal, with respect to the collateral for an impaired loan has been completely unavailable or not available on a timely basis.  However, the bank’s internal real estate appraiser is available to assist in a preliminary valuation in the event that an external appraisal or an update to an existing appraisal, as applicable, was unavailable or likely to be significantly delayed.

2d.
The Company places collateral-dependent, impaired loans on nonaccrual and reserves for any specific exposures identified from the collateral valuation.  As exposures become clearly defined, charge-down of the previously estimated exposure follows immediately.  Factors defining exposures might include bankruptcy, extended project delay, limitation of refinancing opportunities, sudden local market events or any other event which substantially eliminates the original, primary source of repayment.

2e.	As described above, the Company uses external appraisals to fair value the underlying collateral for impaired loans.